Rio Tinto plc. 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2058 T +44 (0) 20 7781 1835 E Eleanor.evans@riotinto.com	Eleanor Evans Company secretary

July 31, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission,

450 Fifth Street, NW

Washington DC 20549

USA

Dear Ms. Jenkins

I refer to your  letter dated June 19, 2013 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto” or “the Group”) (File Numbers 1-10533 and 1-34121).

In some of our responses, we have agreed to change or supplement the disclosures in future filings of our Annual Reports on Form 20-F. We respectfully submit that we are doing that in the spirit of furthering transparency in disclosure and cooperation with the Staff. Accordingly, any changes implemented in future filings should not be taken as an admission by Rio Tinto that prior disclosures were deficient or inaccurate.

Rio Tinto’s responses to the Staff’s comments on the 2012 Form 20-F are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each numbered comment.

Form 20-F for the Year Ended December 31, 2012

2012 Financial Statements, page 138

Note 1 –  Principal Accounting Policies, page 146

(i) Depreciation and Impairment, page 151

1.     We note your response to prior comment 2.  Please clarify the types of resources (measured, indicated or inferred) that are included in “other mineralization.”  Please also explain whether or not the resources are specific projects that are developed or undeveloped, and if the depreciable amount is increased to include estimated future development costs related to the quantities included in other mineralization.  In your response, please provide us a sample of your proposed disclosure.

Response 1:

‘Other mineralization’ as used in this context only includes measured and indicated resources.  It does not include inferred resources.

Where a percentage of resources are used in the depreciation calculation for a specific mine then the resources relate only to that mine.  Infrastructure, including rail and port infrastructure assets, is depreciated based on reserves and resources for the ore bodies which are/will be supported by that infrastructure.  In both cases, an appropriate proportion of measured and indicated resources is used based on historic conversion rates.  The reserves and resources may relate to mines which are currently in production or to mines which will be brought into production in the future but are not yet in production and which will use that infrastructure.  The commercial decision to build the infrastructure would have taken these reserves and resources into account.

The quantum of resources is determined taking into account future capital costs as required by the JORC code.  The depreciable amount does not include estimated future development costs related to the quantities included in other mineralization.  Future development costs for mines not yet in production will be capitalized when incurred and depreciated over the appropriate base for each mine.

The Group proposes the following additional disclosure (bold underline) in future filings in the equivalent to note 1 (i) to the financial statements in the 2012 Form 20-F in addition to that proposed in our letter to Ms. Tia Jenkins of May 22, 2013:

‘

‘... These other mineral resources may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in their economic extraction.  This would be the case when the other mineral resources do not yet have the status of reserves merely because the necessary detailed evaluation work has not yet been performed and the responsible technical personnel agree that inclusion of a proportion of measured and indicated resources is appropriate based on historic reserve conversion rates.  Such inclusion would usually only occur in situations where there are very large areas of contiguous mineralisation for which the economic viability is not sensitive to likely variations in grade, as may be the case for certain iron ore, bauxite and industrial minerals deposits.  The required level of confidence is unlikely to exist for minerals that are typically found in low grade ore (compared with the above) such as copper or gold: in these cases, specific areas of mineralisation have to be evaluated in considerable detail before their economic status can be predicted with confidence.  Where measured and indicated resources are used in the calculation of depreciation for infrastructure, primarily rail and port, which will benefit current and future mines then the measured and indicated resources may relate to mines which are currently in production or to mines which will be brought into production in the future.  The quantum of resources is determined taking into account future capital costs as required by the JORC code.  The depreciation calculation, however, does not take into account future development costs for mines which are not yet in production.’

2.     We note your response to prior comment 2 that confidence in the economics of other mineralization is unlikely to exist for minerals that are typically found in low grade ore. You further state that other mineralization is currently only used in depreciation calculations in your Australian Iron Ore business.  As this information enhances a reader’s understanding of your application of your accounting policies, please confirm to us that you will add this disclosure as part of your critical accounting policies and estimates in future filings.

Response 2:

We confirm that we will add the following additional disclosure (bold underline) as part of our critical accounting policies and estimates in future filings in addition to that included in our response 1 above:  ‘Measured and indicated resources are currently only incorporated into depreciation calculations in our Australian Iron Ore business.’

Impairment of non-current assets, page 151

3.       We note from your response to our prior comment 3 that bauxite mines and associated refining assets located in the same country are included in a single cash-generating unit. Please explain why the country-level represents an appropriate grouping for your cash generating units.  Also tell us whether there are any countries with multiple refineries that process bauxite produced from separate distinct mines for which the operations and cash flows are largely independent.  For example, please explain if the cash flows from the bauxite mines that feed Queensland Alumina or Yarwun are separate and distinct from the bauxite mines that feed Gove in the Northern Territory.  Please tell us why the cash flows from Queensland are not largely independent of the Northern Territory and why those refineries are not grouped solely with the mines that supply them with bauxite but are grouped at a country-level.

Response 3:

Where a bauxite mine and the refineries that process the majority of that mine’s production are based in the same country we have allocated the mine and the refineries to a single cash-generating unit.  This is on the basis that the cash flows are largely dependent, they are managed together, the cash flows are in the same currency and they are subject to the same political and macroeconomic conditions.

We do not aggregate bauxite mines into a single cash generating unit as the cash flows from the each of the mines have been determined to be independent.  The cash generating unit in the Northern Territory includes the Gove bauxite mine and the Gove refinery.  The separate cash generating unit in Queensland includes the Weipa bauxite mine and the refineries at Queensland Alumina and Yarwun which process the majority of Weipa’s bauxite production.

Australia is the only country in which we have multiple bauxite mines; as noted above these are in separate cash-generating units as they have independent cash flows and are managed separately.

We have interests in the bauxite production at two other mines: Porto Trombetas (MRN) in Brazil and Sangaredi (CBG) in Guinea.  Our share of output from these mines is exported for processing to alumina at refineries in Europe and North America.  We have not allocated these mines and the associated refineries to the same cash-generating units as we do not receive the majority of the production from these mines.  Being in separate countries these bauxite mines and associated refineries are subject to independent political risks and their cash flows are in different currencies.

4.       We also note from your response to our prior comment 3 that aluminium smelting assets located in the same region are grouped into a single cash-generating unit when the sales are managed regionally, the products produced are similar and they are sold to common customers.  Please tell us:

  how you concluded that the cash flows related to a given smelter are not largely independent of the cash flows of another smelter within the same group;

  how the common regional management and similar products/customers resulted in interdependent cash flows; and,

  the number and size of the geographic regions (i.e. continents, countries,  provinces) into which you group aluminium smelters are grouped.

Response 4:

In 2011 Rio Tinto announced an intention to divest non-core assets in the Aluminium product group and our management structure changed accordingly.  Our smelting assets are now managed as follows: Pacific Aluminium includes the Australian and New Zealand smelters; Other Aluminium includes the Sebree and Lynemouth smelters; and Rio Tinto Alcan (‘RTA’) includes the balance of the smelters being the core-asset base.

The Pacific Aluminium smelters are grouped into one cash-generating unit (‘CGU’) as they have interdependent cash flows.  Regional management based in Australia determines which smelter will fulfill customer orders; they all produce similar products and their customers are primarily in the Asia Pacific region.

The Sebree (US) and Lynemouth (UK) smelters are in individual CGUs due to the Group’s separate divestment plans for the two operations.

The smelters managed by RTA are allocated to nine CGUs.  The Group’s largest concentration of smelting assets is located in Canada (there are three CGUs in Canada) and all but one of the smelters are located in Quebec.  All Quebec smelters, except for the Alouette smelter, are contained in one CGU.  Alouette has been separated from the other Quebec smelters due to the large volume of remelt produced; any shortfall in this would have to be sourced from third parties and therefore its cash flows are largely independent.  The Quebec smelters usually supply specific customers but their sales are managed on a portfolio basis through a regional commercial office due to the interchangeability of products and commonality of customers.  The customer supply strategy is based mainly on smelter capacity, smelter capability, customer location and profitability.  There are typically one or two smelters dedicated to serve a customer.  However, due to the ability to interchange products within the smelters, there are other smelters within the CGU that are identified as a back-up in case of a plant shutdown, metal quality issues, transportation issues or other incidents.  The Kitimat smelter (British Columbia, Canada) is included in an individual CGU as, unlike the Quebec smelters, its customers are primarily in the Asia Pacific region and therefore subject to different economic conditions.

The European, Middle East and African smelters are contained in six CGUs.  Four CGUs contain individual smelters while two CGUs contain cross-border smelting assets in UK/France/Iceland and UK/Netherlands/Norway as a result of the significant production volume that is interchanged between the smelters and the commonality of their customers resulting in dependent cash flows.

(vii) Capitalization of Exploration and Evaluation Costs..., page 157

5.       We note your response to prior comment 4 that you consider the point at which the technical feasibility and commercial viability of extracting a resource is demonstrable is the point at which the decision to mine is taken.  This decision to mine appears to be at a later point in time than the establishment of ore reserves pursuant to the JORC Code.

Please tell us how you have concluded mineralization meeting the definition of ore reserves has not demonstrated commercial viability within the context of IFRS 6.

Response 5:

The JORC code defines Ore Reserves as ‘. those portions of Mineral Resources that, after the application of all Modifying Factors, result in an estimated tonnage and grade which, in the opinion of the Competent Person making the estimates, can be the basis of a technically and economically viable project, after taking account of material relevant Modifying Factors.’  It is also stated within the Code that the term ‘economically mineable’ implies that extraction of the Ore Reserves has been demonstrated to be viable under reasonable financial assumptions. This will vary with the type of deposit, the level of study that has been carried out and the financial criteria of the individual company. For this reason, there can be no fixed definition for the term ‘economically mineable’.

IFRS 6 does not define ‘commercial viability’. The Group has therefore looked to the generally accepted meaning of ‘commercial’ which is ‘making or intended to make a profit’.  The Group considers that ‘commercial viability’ is a higher hurdle than ‘economic viability’ and that the declaration of an ore reserve does not necessarily mean that further expenditure is outside of the scope of IFRS 6.  A reserve is economically viable but it is only the basis for a project until the Group’s senior management has assessed the commercial viability of the project more widely in terms of risks, priorities, capital availability and other factors.  They will then decide whether to mine or to sell the project.  The Group may incur further expenditure on a project after the establishment of reserves and prior to the decision to mine in order to establish whether the project is commercially viable.  This expenditure refines the assumptions within the development case to maximize the project’s return and to ensure that the Group’s criteria for investment are met.

The Group only capitalizes evaluation expenditure when there is a high degree of confidence that the Group will determine the project is commercially viable.  The recoverability of the carrying value for all capitalized evaluation expenditure is reviewed every six months.  Recovery may be by development or sale.

6.       We note from your response to our prior comment 4 that you consider the point at which the decision to mine is taken is the point of commercial viability.  However, we note that paragraphs 5(b) and 17 of IFRS 6 are conditioned on demonstrable technical feasibility and commercial viability; those paragraphs do not reference approvals, entity-specific financial ability to mine or intent to mine based on satisfactory returns.  Please tell us whether your consideration of these additional criteria had a material impact on your previously reported exploration and evaluation assets. Please modify your policy and related disclosure, or tell us why no modification is necessary.

Response 6:

As noted in the Group’s response to Question 5 above, the Group does not consider that the establishment of ore reserves under the JORC code means that the ‘commercial viability’ criteria referenced in IFRS 6 has been met as IFRS 6 does not reference approvals, entity-specific financial ability or intent to mine based on satisfactory returns either as being required for commercial viability or as being excluded from consideration of commercial viability. The Group considers that all of these are relevant to commercial viability and that it is therefore  appropriate to continue to capitalize evaluation expenditure under IFRS 6 beyond the establishment of reserves.

The Group notes that whilst IFRS 6 identifies ‘development’ as being the stage subsequent to evaluation it does not define development.  However, industry specific guidance in PwC’s ‘Financial Reporting in the Mining Industry’ defines development as being the third phase of a project (after evaluation) and states that ‘Development’ means establishing access to and commissioning facilities to extract, treat and transport production from the mineral reserve, and other preparations for commercial production.  It may include:

  sinking shafts and underground drifts;

  permanent excavations;

  constructing roads and tunnels; and

  advance removal of overburden and waste rock.

The Group does not look to IFRS 6 for capitalization of such costs.

At December 31, 2012, the carrying value of exploration and evaluation in the Group accounts was US$2.1 billion of which some US$0.9 billion relates to acquired projects. Of the remaining US$1.2 billion some US$0.9 billion relates to projects for which reserves have been declared but there has not yet been a decision to mine.  This is therefore the amount which has been capitalized under IFRS 6 based on the Group’s interpretation of the term ‘commercial viability’.

The Group has a high degree of confidence that the carrying value of these projects will be recoverable.  In the last five years there have been pre-tax profits on the disposal of undeveloped projects: 2008: US$489 million, 2009: US$894 million, 2010: US$522 million, 2011: US$89 million and 2012: US$494 million. There were impairment charges of US$167 million in 2008 which primarily related to undeveloped projects acquired as part of the Alcan acquisition in 2007 and US$37 million in 2011.

The Group proposes the following disclosure (bold underline) in addition to that included in the letter to Ms. Tia Jenkins on May 22, 2013:

In the equivalent to Note 1 (g) to the financial statements in the 2012 Form 20-F ‘Once an undeveloped mining project has been established as commercially viable and approval to mine has been given, expenditure other than that on land, buildings, plant and equipment is capitalised under “Mining properties and leases” together with any amount transferred from “Exploration and evaluation”.  Commercial viability is deemed to be achieved when the Group determines that the project will provide a satisfactory return relative to its perceived risks.  Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined.  Evaluation costs may continue to be capitalised during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the projects’ returns.  Costs of evaluation of an undeveloped smelter or refinery project are capitalised provided that there is a high degree of confidence that the project will be deemed to be commercially viable.’

*             *             *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Very truly yours, /s/ Eleanor Evans

cc: Thomas B. Shropshire,  Jr.
      (Linklaters LLP)